

March 4, 2011

Via U.S. Mail and Facsimile

Jon D. Walton
Executive Vice President, Human Resources
Chief Legal and Compliance Officer and Corporate Secretary
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222

> **Re:** **Allegheny Technologies Incorporated**
> **Amendment No. 2 to the Registration Statement on Form S-4**
> **Filed February 22, 2011**
> **File No. 333-171426**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-12001**

Dear Mr. Walton:

We have reviewed your response letter dated February 22, 2011 and the above-referenced filings, and have the following comments.

Amendment No. 2 to the Registration Statement on Form S-4

Interest of Ladish's Directors and Officers in the Merger, page 3

1. Please quantify the potential unissued shares eligible for issuance under the Ladish Co., Inc. 2010 Restricted Stock Unit Plan.

Where You Can Find More Information, page 97

2. Please revise this section to incorporate by reference the Form 8-K and Form 10-K each filed by Allegheny on February 28, 2011 and the Form 8-K filed by Ladish on February 10, 2011. See Question 123.05 of the Compliance and Disclosure Interpretations for Securities Act Forms.

3. We note that Allegheny's Form 10-K for the fiscal year ending December 31, 2010 was filed on February 28, 2011, and that the Form 10-K incorporates by reference the Part III information from the definitive proxy statement, which Allegheny has not yet filed. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy

statement before the Form S-4 is declared effective or include the Part III information in an amended Form 10-K. We further note that, based on conversations with counsel, Ladish intends to file its Form 10-K in approximately two weeks. Please note, the Part III information for Ladish must also be on file before the Form S-4 can be declared effective. See generally Question 123.01 of the Compliance and Disclosure Interpretations for Securities Act Forms.

Exhibit 99.2

4. We note that Baird continues to state that its consent applies only to the current proxy statement included in the registration statement, and not to any amendments or supplements thereto. Please be advised that in order for the Form S-4 to be declared effective, Baird will have to file an updated consent or remove such qualifying language.

Form 10-K for the Fiscal Year Ended December 31, 2010

Legal Proceedings, page 14

5. We note your statement that while you believe that the disposition of any pending legal matter is not likely to have a material adverse effect on your financial condition or liquidity, the resolution in any reporting period of one or more of the legal matters could have a material adverse effect on your results of operations for that period. For any pending legal matter that you believe could have a material adverse effect on your results of operations, please provide the disclosure required by Item 103 of Regulation S-K and ASC 450-20-50. Please supplementally provide us with draft disclosure showing how you will present this information in future filings.

6. We note your disclosure regarding the lawsuit filed by the EPA and the California Department of Toxic Substance Control filed in the United States District Court for the Central District of California on January 13, 2011. With a view toward future filings, please supplementally advise us as to whether you reasonably believe that such proceeding will result in no monetary sanctions or monetary sanctions of less than $100,000. To the extent you reasonably believe that monetary sanctions may be more than $100,000, please provide the information required by Item 103 of Regulation S-K, including relief sought. See Instruction 5.C. to Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

7. We note that there was a sizable increase in the percent of total revenue contributed by your Flat-Rolled Products segment from 2009 to 2010, while there was a corresponding decrease in the percent of total revenue contributed by your High Performance Metal segment, despite

the fact that revenue increased in both segments. In future filings, please provide disclosure identifying the underlying reasons for such changes in the contribution of your segments to total revenue.

8. In future filings, please revise your analysis to quantify the specific factors that contributed to the fluctuations in your line items from period-to-period, and also provide the reasons underlying such fluctuations where the reasons are material and determinable. For example, your discussion of the High Performance Metals segment on page 21 cites increased demand from the commercial aerospace jet engine market and medical market, as well as decreased demand from the chemical processing market and nuclear energy market, as all contributing to the change in sales from 2009 to 2010. However, you do not quantify the amount contributed by each of these markets to the change in sales, and do not discuss the reasons underlying such changes, with the exception of the aerospace market. Further, you state that volumes increased for certain of your products, while selling prices decreased, but do not provide analysis regarding the reasons underlying the changes in volume and price, including how such changes contributed to the year-over-year increase in sales. For example, without further disclosure, it is unclear why there was a more competitive pricing environment in 2010, and how this specifically affected base selling prices. Please supplementally provide us with draft disclosure for your year-over-year segment discussion showing how you will present this information in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Certifications

9. We note that in paragraph three you refer to "annual report" rather than "report" and that you have deleted the "(s)" from "certifying officer(s)" in paragraphs four and five. In future filings, please file the certifications in exactly the form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Jon D. Walton
Allegheny Technologies Incorporated
March 4, 2011
Page 4

        You may contact Tricia Armelin, Staff Accountant, at 202-551-3747, or John Hartz,
Senior Assistant Chief Accountant, at 202-551-3689 if you have questions regarding comments
on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at
202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

cc: Ronald D. West, Esq. (*via facsimile at* (412) 355-6501)
        K&L Gates LLP

        Mark T. Plichta, Esq. (*via facsimile at* (414) 297-4900)
        Foley & Lardner